                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                           Sight Resource Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                                Carene S. Kunkler
                                6725 Miami Avenue
                             Cincinnati, Ohio 45243
                                 (513) 527-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        CUSIP No. 82655N105        13D                  Page 2 of 2 Pages



=========== =======================================================================================================================
1           NAME OF REPORTING PERSON                                     Dino Tabacchi
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- -----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
            (See Instructions)                                              (b) This is a joint filing pursuant to Rule 13d-1(k)(l)
----------- -----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)      00

----------- -----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                         [ ]
----------- -----------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
---------------------------------------------- ------- ----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER
                                                                                       50,000
SHARES                                        ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                                                   15,174,351
OWNED BY                                      ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER
                                                                                       50,000
REPORTING                                     ------- -----------------------------------------------------------------------------
PERSON WITH                                    10      SHARED DISPOSITIVE POWER
                                                                                   15,174,351
----------- -----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   15,224,351
----------- -----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                                   [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          30.2%
----------- -----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON  (See Instructions)
            IN
----------- -----------------------------------------------------------------------------------------------------------------------


        CUSIP No. 82655N105        13D                  Page 3 of 3 Pages



=========== =======================================================================================================================
1           NAME OF REPORTING PERSON                                     Excalibur Investments B.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------- -----------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
            (See Instructions)                                              (b) This is a joint filing pursuant to Rule 13d-1(k)(1)
----------- -----------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)      WC

----------- -----------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                                [ ]
----------- -----------------------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands
---------------------------------------------- ------- ----------------------------------------------------------------------------
NUMBER OF                                      7       SOLE VOTING POWER

SHARES                                        ------- -----------------------------------------------------------------------------
BENEFICIALLY                                   8       SHARED VOTING POWER
                                                                                   13,366,666
OWNED BY                                      ------- -----------------------------------------------------------------------------
EACH                                           9       SOLE DISPOSITIVE POWER

REPORTING                                     ------- -----------------------------------------------------------------------------
PERSON WITH                                    10      SHARED DISPOSITIVE POWER
                                                                                   13,366,666
----------- -----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   13,366,666
----------- -----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                                         [ ]
----------- -----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          26.5%
----------- -----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON  (See Instructions)
            CO
=========== =======================================================================================================================


CUSIP No. 82655N105                  13D                       Page 4 of 4 Pages



ITEM 1.  SECURITY AND ISSUER.
-------  --------------------


         The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

         This Statement is being filed by Mr. Dino Tabacchi and by Excalibur Investments B.V. ("Excalibur") (the "Reporting Persons"). Mr. Tabacchi is a controlling person of Excalibur.

         Mr. Tabacchi is a citizen of Italy. His address is Via Umberto I, 82, 35122 Padova, Italy.

         Mr. Tabacchi's principal occupation is President and Chairman of Salmoiraghi & Vigano. The address is Piazza Maria Beltrade 4, Milan, Italy.

         Excalibur is a Netherlands corporation. Its business address is Teleportboulevard 140, 1043 EJ, Amsterdam.

         Controlling persons of Excalibur are:

         --------------------- ----------------------- ------------------------
          Controlling Person          Residence or            Country of
                                    Business Address     Citizenship/Place of
                                                              Organization
         --------------------- ----------------------- ------------------------
          Intra Beheer B.V.     Leidsekade 98,                 Netherlands
                                1017 PP
                                Amsterdam
         --------------------- ----------------------- ------------------------
          Dino Tabacchi         Via Umberto I, 82                Italy
                                35122 Padova
                                Italy
         --------------------- ----------------------- ------------------------
          Edec Holdings srl     Galleria Storione 7              Italy
                                35100 Padova
                                Italy
         --------------------- ----------------------- ------------------------

         During the last five years, neither Reporting Person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82655N105                  13D                       Page 5 of 5 Pages



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  --------------------------------------------------

         Of the shares of Common Stock of SRC beneficially owned by Mr. Tabacchi, 13,666,666 are held by Excalibur, and 1,807,685 are held by Euro Ventures Equity Holdings B.V. ("Euro Ventures"). Euro Ventures is a wholly-owned subsidiary of E-Venture.it S.p.a. ("Venture"). Mr. Tabacchi is a 30% shareholder of, and is President of, Venture. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc. by SRC) were acquired by Excalibur and Euro Ventures through the use of working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
-------  ----------------------

         (a) All of the shares of Common Stock of SRC held by Euro Ventures, and 6,000,000 of the shares held by Excalibur, were acquired in connection with (i) the acquisition of eyeshop.com inc. by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in
Item 4 to the Schedule 13D of Euro Ventures, Excalibur and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

         (b) An additional 5,500,000 shares of Common Stock were acquired by Excalibur pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C. (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"), E. Dean Butler, Excalibur and La Sesta S.A. ("La Sesta") The shares were sold and purchased in a private placement at a purchase price of $0.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of Mr. Tabacchi and Excalibur dated December 31, 2002 and filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

         (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share, as follows:

CUSIP No. 82655N105                  13D                       Page 6 of 6 Pages



---------------------------------------- ------------------------ -------------------------
                                             Number of Shares      Number of Shares Put to
         Carlyle Entity                    Put to Mr. Tabacchi            La Sesta
---------------------------------------- ------------------------ -------------------------
Carlyle Venture Partners, L.P.                         1,317,049           329,262

---------------------------------------- ------------------------ -------------------------
Carlyle U.S. Venture Partners, L.P.                      174,675            43,669

---------------------------------------- ------------------------ -------------------------
C/S Venture Investors, L.P.                              268,972            67,243

---------------------------------------- ------------------------ -------------------------
Carlyle Venture Coinvestment,
L.L.C.                                                   105,970            26,493
---------------------------------------- ------------------------ -------------------------
                                  TOTAL                1,866,666           466,667
---------------------------------------- ------------------------ -------------------------


         Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur and Excalibur, as assignee of Mr. Tabacchi, purchased an additional 1,866,666 shares of Common Stock of SRC at $.20 per share, effective September 17, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  ------------------------------------

         Excalibur holds 13,666,666 shares of Common Stock of SRC, constituting 26.5% of all shares outstanding. Excalibur and Mr. Tabacchi share voting and investment power with respect to those shares.

         Euro Ventures holds 1,807,685 shares of Common Stock of SRC. Euro Ventures is a wholly-owned subsidiary of Venture. Mr. Tabacchi is a 30% shareholder of, and is President of, Venture. Mr. Tabacchi and Euro Ventures share voting and investment power with respect to the shares held by Euro Ventures. During the last five years, Euro Ventures has not (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In addition, Mr. Tabacchi holds an option to purchase 75,000 shares of Common Stock at a purchase price of $0.36 per share. Of such option shares, 50,000 may be purchased by Mr. Tabacchi within 60 days from the date of this Statement.

         Based upon the foregoing, Mr. Tabacchi beneficially owns 15,224,351 shares of Common Stock of SRC, constituting 30.2% of all shares outstanding (calculated as provided in Rule 13d-3).

         Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by either Reporting Person.

CUSIP No. 82655N105                  13D                       Page 7 of 7 Pages



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
------   -------------------------------------------
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------------------------

         (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by Euro Ventures and Excalibur in connection with the acquisition of eyeshop.com inc. by SRC appears in Item 6 of the Schedule 13D of Euro Ventures, Excalibur and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

         (b) On December 31, 2002, Mr. Dino Tabacchi, La Sesta S.A., and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur. The purchase and sale of such shares was effective September 17, 2003.

         The Put Agreement also grants to Mr. Tabacchi and La Sesta certain rights to purchase shares that the Carlyle Entities propose to sell to a third party. The terms under which Mr. Tabacchi and La Sesta may purchase such shares are to be no less favorable than those offered by the third party purchaser.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------   --------------------------------

         Exhibit 1 Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

         Exhibit 2 Put and Right of First Refusal Agreement dated as of December 31, 2002 (incorporated by reference from
                        Exhibit 2 to Amendment 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003).

         Exhibit 3 Items 4 and 6 of the Schedule 13D of Euro Ventures Equity Holdings B.V. and Excalibur Investments B.V. dated June 4, 2001 and filed with the SEC on that date.

CUSIP No. 82655N105                  13D                       Page 8 of 8 Pages



         Exhibit 4 Items 4 and 6 of Amendment No. 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003.

         Exhibit 5 Power of Attorney of Dino Tabacchi. (incorporated by reference from Exhibit 4 to Amendment 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003).

         Exhibit 6 Power of Attorney of Excalibur Investments B.V. (incorporated by reference from Exhibit 4 to Amendment 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003).

         Exhibit 7 Joint Filing Agreement dated as of September 17, 2003 between Dino Tabacchi and Excalibur Investments B.V.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 2003

                                             /s/ Carene Kunkler           .
                                         ---------------------------------------
                                         Carene Kunkler, as Attorney-in-Fact for
                                         Dino Tabacchi and Excalibur Investments
                                         B.V. pursuant to previously filed Power
                                         of Attorney (incorporated by reference
                                         from Exhibit 4 to Amendment No. 1 to
                                         the Statement on Schedule 13D for Dino
                                         Tabacchi and Excalibur Investments,
                                         B.V. dated December 31, 2002 and filed
                                         with the Securities and Exchange
                                         Commission on January 10, 2003)

                                                                       EXHIBIT 7


                             JOINT FILING AGREEMENT

               THIS AGREEMENT is entered into as of the 17th day of September, 2003 by DINO TABACCHI ("Mr. Tabacchi") and EXCALIBUR INVESTMENTS B.V. ("Excalibur") under the following circumstances:

                    A. Amendment No. 1 to the Statement on Schedule 13D (the
               "Statement") of Mr. Tabacchi and Excalibur dated December 31, 2002 was filed with the Securities and Exchange Commission (the "SEC") on January 10, 2003 relating to their beneficial ownership of shares of common stock of Sight Resource Corporation.

                    B. Amendment No. 2 to the Statement is being prepared on
               behalf of Mr. Tabacchi and Excalibur for filing with the SEC.

                    B. Mr. Tabacchi and Excalibur wish to confirm that the
               Amendment No. 2 to the Statement is to be filed on behalf of each of them.

               NOW, THEREFORE, Mr. Tabacchi and Excalibur agree to the joint filing on behalf of each of them of the Amendment No.2 to the Statement on
Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Sight Resource Corporation.

               IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date set forth above.


  /s/ Carene Kunkler                         EXCALIBUR INVESTMENTS B.V.
---------------------------------------
Carene Kunkler, as Attorney-in-Fact for
Dino Tabacchi
Pursuant to Previously Filed                 By  /s/ Carene Kunkler
Power of Attorney                            ----------------------------------
                                             Carene Kunkler, as Attorney-in-Fact
                                             for Excalibur Investments B.V.
                                             Pursuant to Previously Filed Power
                                             of Attorney